Exhibit 99.141

TSX: VLNS, OTCQX:VLNCF TheValensCompany.com ENTRY INTO THE US WITH THE ACQUISITION OF GREEN ROADS

AWARDED TOP EXTRACTION COMPANY DISCLAIMER 2 NOTICE TO RECIPIENT This presentation (the “Presentation”) of The Valens Company Inc. (the “Company” or “The Valens Company” or “Valens”) is an overview only and does not contain all the information that a prospective investor may require to make investment decisions. This Presentation is for information purposes only and does not constitute an offer to sell or a solicitation to buy any securities of the Company. In making an investment decision, investors must rely on their own examination of the Company, including the merits and risks involved. This presentation is confidential and contains confidential information and distribution of this presentation may also be restricted or prohibited by law. Recipients are required to inform themselves of, and comply with, all such restrictions or prohibitions. FORWARD LOOKING STATEMENTS This Presentation contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects",“ is expected", "anticipates", "plans", "budget", "scheduled", "forecasts", "estimates", "believes“ or "intends", or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. By their nature, forward-looking statements are based on assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to be materially different from any future results, performance or achievements, or industry developments, expressed or implied by the forward-looking statements and information. These risks are described in the Company’s latest Annual Information Form for the year ended November 30, 2020 and Management’s Discussion and Analysis of the Company for the three-month period ended February 28, 2021 (the “MD&A”), each as filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com. Examples of forward-looking statements include, without limitation: (A) financial forecasts of the Company; (B) the intention to grow the business and operations of the Company; (C) anticipated timing for the availability of the Company’s products to market and expected sale prices; (D) expected growth in the number of users of medical and recreational marijuana anticipated in various regional and international markets; and (E) the expansion of the Company’s business into other revenue streams. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Presentation. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: expectations regarding the ability of the Company to raise capital and grow through acquisitions; growth strategy, joint venture and other commercial opportunities, including cannabis-related legal reform and regulatory changes with respect to the U.S. and other international markets, and the ability of the Company to capitalize on these opportunities through its stated work program; and expected sources and uses of capital. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained in this Presentation are expressly qualified in their entirety by this cautionary statement. The forward-looking statements and information included in this Presentation are made as of the date of this Presentation and the Company assumes no obligation to update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. Historical statements contained in this Presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by the Company. In particular, historical results of the Company should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast. +

AWARDED TOP EXTRACTION COMPANY DISCLAIMER 3 CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION To the extent any forward-looking statement in this Presentation constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is being provided to demonstrate the anticipated market penetration and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward- looking statements generally, are, without limitation, based on the assumptions and subject to risks as set out above under the heading “Forward-Looking Statements”. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue and expenses may differ materially from the revenue and expenses profiles provided in this presentation. Such information is presented for illustrative purposes only and may not be an indication of the Company’s actual financial position or results of operations. THIRD PARTY INFORMATION This Presentation includes market and industry data which was obtained from various publicly available third-party sources. In preparing this Presentation, the Company has relied upon such data from certain of these sources and other sources believed by the Company to be true. Although the Company believes it to be reliable, the Company has not independently verified any of the data or conclusions from third-party sources referred to in this presentation, or analyzed or verified the underlying reports relied upon or referred to by such sources, or ascertained the underlying assumptions relied upon by such sources. The Company does not make any representation or warranty as to the accuracy or completeness, or suitability for any given analytical purpose, of such data or conclusions and disclaims any liability to the recipient from the recipient’s use of any such report or source, or the data or conclusions therein, including those reproduced herein. USE OF NON-GAAP MEASURES Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss and comprehensive loss from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, unrealized gains and losses from short term investments and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above. A description of these financial measures, including a reconciliation of such measures, to the extent possible, against the most directly comparable IFRS measure, can be found starting on page 7 of the MD&A for the three-month period ended February 28, 2021 . +

AWARDED TOP EXTRACTION COMPANY TRANSACTION OVERVIEW FIRST PIECE OF THE PUZZLE IN VALENS US STRATEGY 4 • Strategic benefits of the transaction include: 1. Access to the largest cannabinoid market in the world, with the US CBD market currently estimated at nearly C$6B(2)(3) 2. Acquisition of the largest privately held CBD player in the US, ranked 2nd by market share(2) 3. Proven team with significant experience producing and distributing cannabinoid- based health & wellness products 4. Speed to market with a facility that is already operational and producing significant revenue 5. Located in Florida, one of the more progressive cannabinoid states • Green Roads represents the first piece of the puzzle in Valens’ US strategy, securing a leading CBD business with distribution across physical retailers and online direct-to-consumer • Owned manufacturing with domestic and international distribution capabilities, Valens views this as the most attractive entry point in the US CBD marketplace, similar to the platform Valens has built in the Canadian market focused on best- in-class manufacturing • Upfront purchase price of US$40 million represents 1.8x fiscal 2020 revenue.(1) Including the fully realized earnout of US$20M, the acquisition represents ~4.5x fiscal 2022 EBITDA (1) Based on US$22.3M of 2020 revenue for Green Roads standalone, presently unaudited (2) US CBD market size and market share as per latest estimates from Brightfield Group, Q3 2020 being the latest available market share data (3) USD/CAD exchange rate of 1.25 as of April 23rd, 2021 +

AWARDED TOP EXTRACTION COMPANY TRANSACTION OVERVIEW TERMS OF THE ACQUISITION 5 Proposed Transaction Acquisition of all of the issued and outstanding shares of Green Roads and its su b sid ia rie s Transaction Size US$40,000,000 upfront, up to a total of US$60,000,000 if full EBITDA m ilestones are achieved Consideration • US$25,400,000 in com m on shares of Valens • Up to US$14,600,000 in cash (common shares and cash collectively the “Upfront Consideration”) • Up to US$20,000,000 payable by way of com m on shares or cash at Valens option upon achieving the Milestones (as defined below) Milestones Full consideration upon achieving LTM EBITDA of US$13,300,000 by Dec 31 st, 2022 Lock-Ups Standard and customary, subject to typical blackout periods Timing Transaction expected to close June, 2021 +

AWARDED TOP EXTRACTION COMPANY MARKET SIZE IMMEDIATE INCREASE IN TOTAL ADDRESSABLE MARKET 6 Market Size Forecasts(1)(2)(3) Addressable Market Size(1)(2)(3) • Provides Valens with access to the largest cannabinoid market in the world, tripling its total addressable market • Despite significant impacts from COVID-19 store closures in 2020, the US CBD industry is poised for a rebound $8.5 +220% (1) Canadian market size per Statistics Canada and Stifel GMP forecasts (2) US CBD market size estimates as per Brightfield Group (3) USD/CAD exchange rate of 1.25 as of April 23rd, 2021 +

AWARDED TOP EXTRACTION COMPANY Strong Customer Satisfaction OVERVIEW OF GREEN ROADS EXPERIENCED TEAM, NIMBLE PRODUCTION CAPACITIES 7 • Green Roads is a leading US CBD company based in Florida with existing distribution and manufacturing operations • Product offering spans all major categories including tinctures, topicals, edibles, and more • Owned manufacturing facility for tinctures and topicals, while leveraging co- manufacturers for more specialized products • Operates a distribution facility which supports its B2B and B2C business lines • Green Road’s CBD products are available in multiple major US retailers • In recent months, Green Roads have made strides in bolstering their online presence to drive further E-commerce sales Green Roads Product Portfolio 94% Of Green Roads customers say they are likely to purchase again 96% Of customers say they would recommend Green Roads to a friend 200,000+ Customers currently opted-in to Green Road’s email list 7,000 Retail locations 30,000+ Five-star reviews +

AWARDED TOP EXTRACTION COMPANY KEY MANAGEMENT OVERVIEW 8 DALE BAKER JOHN WAZOWICZ LEE SOSIN PAM KROP LAURA BALDWIN FUENTES CEO and Founder President and COO CFO Chief Marketing Officer General Counsel and SVP International +

AWARDED TOP EXTRACTION COMPANY COMPETITIVE LANDSCAPE THE GREEN ROADS BRAND RESONATES WITH CONSUMERS 9 • Green Roads is the 2nd largest US CBD company by market share, with a consistent positive trend of increasing market share Estimated US CBD Market Share(1) (1) Market share based on latest estimates from Brightfield Group, Q3 2020 being the latest available data (2) Enterprise value per Capital IQ , figures in USD, as of April 23rd, 2021 $526M $181M $50M Private $40M + Milestones Valuation(2) +

AWARDED TOP EXTRACTION COMPANY SYNERGIES MEANINGFUL REVENUE AND COST REVENUE SYNERGIES 10 PHASE 1 Immediate PHASE 2 2021/2022 PHASE 3 Federal Legalization Exploit “Low Hanging” Opportunities 1. Best practice sharing: SOPs, R&D, QA, testing 2. Drive market share: capital injection for marketing & sales, introduction of Valens relationships, new distribution channel development 3. Expand product offerings: new formats, formulations, IP, introduction of rare cannabinoids 4. Segmentation of portfolio: brands across lifestyle, health & wellness, and medical segments 5. International expansion: focused resources on key target markets Backward Integration in the Value Chain 1. Extraction: introduction of Valens core expertise and IP 2. Quality standards: increased efforts in quality control, stability, and testing protocols 3. R&D: shared learnings, platforms and IP Expansion into US THC upon Federal Legalization 1. Product Portfolio: introduction of brands, products and associated IP 2. Distribution: leverage Valens network of relationships 3. M&A: acquisition of complementary businesses that drive value for Valens shareholders +

AWARDED TOP EXTRACTION COMPANY CAPITALIZATION SOUND CAPITAL STRUCTURE TO SUPPORT FUTURE GROWTH 11 • Acquisition will add ~12.7M shares as part of the upfront consideration (US$25.4M) along with cash of up to US$14.6M • Upfront purchase price of US$40 million represents ~1.8x fiscal 2020 revenue.(2) Including the fully realized earnout of US$20M, represents ~4.5x fiscal 2022 EBITDA • On a pro forma basis, the combination of Valens and Green Roads results in a business which generated total revenue of ~C$111.6M in fiscal 2020 • Based on the estimated capitalization post-closing, the combined entity is valued at ~4.7x 2020 revenue, a significant discount to North American Cannabis peers at ~15.4x Estimated Pro Forma Capitalization(1)(2)(3) (1) Valens share price as of April 23rd, 2021; USD/CAD exchange rate of 1.25 as of April 23rd, 2021, Valens standalone shares outstanding and cash balance based on financials as of February 28th, 2021, presented using the Treasury Stock Method; Includes the upfront consideration of US$25.4M in shares and US$14.6M of cash (2) Based on US$22.3M of 2020 revenue for Green Roads standalone, presently unaudited (3) North American Cannabis Peer Average includes Canopy, Aphria, Tilray, Cronos, Aurora, Village Farms and Hexo as of April 23rd, 2021 per Capital IQ $3.14 172.0 188.3 $591.3 $31.1 $34.8 $9.0 $534.4 $83.8 $27.8 $111.6 15.4x 4.7x +

AWARDED TOP EXTRACTION COMPANY 12 IT’S PERSONAL CORPORATE BRANDING ALREADY ALIGNED THE SYNERGIES ARE UNPARALLELED. The Valens Company & Green Roads share the same commitment to bring purposeful cannabis to the people of the world, not only as an overarching corporate mission but as a personal objective for each and every individual. Our experienced teams are passionate about the transformative potential of cannabis. We each have our unique story, but we have a common goal of creating exceptional products with the end-user in mind. +

THANK YOU FOR YOUR ATTENTION THE END Toronto Office 1 647.956.8254 Kelowna Office 1 778.755.0052